EXHIBIT 2


      ITEM 5.  OTHER EVENTS.

               On June 17, 1997, pursuant to a Securities Purchase Agreement dated as of May 5, 1997, as amended by Amendment No. 1 to the Securities Purchase Agreement, dated as of June 5, 1997 (the "Securities Purchase Agreement"), among Empire of Carolina, Inc., a Delaware corporation (the "Company"), HPA Associates, LLC ("HPA") and EMP Associates, LLC ("EMP"), the Company issued to HPA, EMP and other accredited investors (as defined in Rule 501 under the Securities Act of 1933, as amended) ("Accredited Investors") 1,100,000 shares of the Company's Series A preferred stock, $.01 par value per share, $10 face value per share (the "Series A Preferred Stock") and 5,000,000 warrants to purchase shares of the Company's common stock, $.10 par value per share (the "Common Stock") (the "Principal Investment"). On June 18, 1997, the Company issued to HPA and other Accredited Investors an additional 500,000 shares of the Series A Preferred Stock and an additional 2,500,000 warrants (the "Additional Investment"). The investors in the Principal Investment and Additional Investment are collectively referred to herein as the "Purchasers". The total shares of Series A Preferred Stock issued to Purchasers in connection with the foregoing was 1,600,000 and the total number of warrants issued was 7,500,000. The total gross proceeds from the sale of such securities was $16,000,000 (the "Purchase Price"). $5,000,000 of the Purchase Price was non-cash consideration represented by the conversion of $5 million of 12% bridge notes funded by HPA and EMP in May 1997 in connection with the execution of the Securities Purchase Agreement.

               The Series A Preferred Stock is convertible into Common Stock at an initial conversion price of $1.25 per share (subject to adjustment in certain circumstances) and the exercise price per share of the warrants is $1.375 per share (subject to adjustment in certain circumstances). The Series A Preferred Stock has the right, as a class of stock of the Company, to designate two directors and is entitled to vote on all matters presented to stockholders on an as if converted basis. Purchasers also received certain registration rights. The Certificate of Designation relating to the Series A Preferred Stock, the Warrant Amendment to Warrant Certificate, the related Warrant Agreement, and the Letter of the Company regarding the registration rights and provisions affecting the Series A Preferred Stock are being filed herewith as Exhibits 3.5, 4.7, 4.8, and 10.43, respectively, and are incorporated herein by reference.

               Pursuant to the Securities Purchase Agreement, all closing conditions set forth in the Securities Purchase Agreement were met or waived prior to the Principal Investment, including the following:

               o The Company's 9% convertible debentures issued to affiliates of Weiss, Peck & Greer in the original principal amount of $15 million were exchanged by the holders thereof for newly-issued shares of Series C Preferred Stock of the Company with an aggregate Stated Value (as defined) of $15 million. Such holders also released, among other things, their claims to accrued and unpaid interest, fees and expenses. Each share of Series C Preferred Stock is





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                        convertible at any time, at the option of the holder
                        thereof, into fully paid and nonassessable shares of Common Stock at a rate of one share of Common Stock for each $2.00 of Stated Value of Series C Preferred Stock (subject to adjustment in certain circumstances). Except as otherwise expressly provided in the Charter or the By-laws of the Company, the Certificate of Designation relating to the Series C Preferred Stock, or as may otherwise be required by law, the Series C Stockholders, by virtue of their ownership thereof, have no voting rights. The Certificate of Designation relating to the Series C Preferred Stock, the WPG Release Agreement and the WPG Registration Rights Agreement are being filed herewith as Exhibits 3.6, 10.45 and 10.46, respectively, and are incorporated herein by reference.

              o The successor to the seller under the Company's agreement to purchase the assets of Buddy L waived or released the claim to certain earn out, price protection and registration rights in exchange for: (i) $100,000 in cash; (ii) 250,000 shares of Common Stock of the Company; (iii) a $2.5 million 9% note from the Company's major subsidiary, and guaranteed by the Company, providing for $625,000 principal payments on the first four anniversaries of the closing date of the Preferred Stock Investment (which note includes certain affirmative and negative covenants which could in certain circumstances accelerate payments with respect to such note); and (iv) certain other benefits, including registration rights. The Buddy L Settlement Agreement, the Buddy L Promissory Note and the Buddy L Registration Rights Agreement are being filed herewith as Exhibits 10.42, 4.10 and 10.44, respectively, and are incorporated herein by reference.

              o The bank lenders under the Company's Credit Agreement were to have agreed to certain amendments to the Credit Agreement as a closing condition. This condition was waived by HPA. The Company's senior lenders agreed, however, to extend the May 31, 1997 deadline for receipt of $6 million of additional equity financing to June 30, 1997 (which deadline was satisfied upon the closing of the Principal Investment), and have orally advised the Company that they will agree to the adoption of a proposed amendment to the Credit Agreement to convert the current portion of the term loan to a one year and a day obligation and have agreed to engage in further discussions with the Company following the completion of the Principal Investment.

               On June 12, 1997, the Company and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent (the "Rights Agent"), adopted the Second Amendment (the "Second Amendment") to the Rights Agreement dated as of September 11, 1996 (the "Rights Agreement") between the Company and the Rights Agent, as amended by the First Amendment thereto dated as of May 5, 1997. The Second Amendment, among other things, amends the definition of "Acquiring Person" in Section 1(a) of the Rights Agreement to base the 15% threshold specified therein on the aggregate number of "Fully- Diluted Common Shares" (as defined in the Second Amendment) of the Company. The




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      Second Amendment is attached as Exhibit 4.9 hereto, and is incorporated herein by reference.

               On June 19, 1997, the Company issued the press release attached hereto as Exhibit 99.1, which press release is hereby incorporated by reference herein, announcing the closing of the Principal Investment and the Additional Investment.

               As of May 23, 1997, the Company had 7,403,564 shares of Common Stock outstanding. Immediately following the closing of the Additional Investment, the Company had 7,653,564 shares of Common Stock outstanding and the Purchasers in the aggregate represent approximately 63% of the total voting power on matters presented to the Company's stockholders, in each case without giving effect to the exercise of any warrants, stock options or other derivative securities issued by the Company. If all of the Series A Preferred Stock and Series C Preferred Stock issued pursuant to the Securities Purchase Agreement were converted, all outstanding warrants and stock options were exercised and all authorized shares of Common Stock under the Company's employee benefit plans were issued, the Purchasers in the aggregate would represent approximately 53% of the total voting power on matters presented to the Company's stockholders. However, to the knowledge of the Company, immediately following the consummation of the Additonal Investment, no Purchaser beneficially owns securities representing 10% or more of the voting power on matters to be presented to the Company's stockholders or would have such voting power on a fully-diluted basis.

               On June 24, 1997, the Company issued the press release attached hereto as Exhibit 99.2, which press release is hereby incorporated by reference herein, announcing the election of Charles S. Holmes to replace Steve Geller as Chairman of the Board of Directors of the Company.

               In addition to the securities offered in connection with the Principal Investment and Additional Investment, the Company intends to offer for sale 500,000 additional shares of Series A Preferred Stock and 500,000 warrants to purchase shares of Common Stock) at an initial exercise price of $1.375 per share. In connection with the sale of such additional securities, an additional 2,000,000 warrants to purchase shares of Common Stock will be allocated as follows: 750,000 warrants to the placement agents who place the additional securities in addition to a 6% cash commission payable upon closing of the sale of such additional securities and 1,250,000 warrants to HPA. The additional securities will be offered pending and conditioned upon receiving stockholder approval. The offering of such additional securities will have a significant dilutive effect upon stockholders of the Company, including the Purchasers. There can be no assurance that the sale of such additional securities will be approved by the stockholders or consummated. Reference is made to Amendment No. 1 to the Securities Purchase Agreement filed as
      Exhibit 10.41 hereto for additional information regarding the sale of such additional securities, which exhibit is incorporated herein by reference.





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               The foregoing descriptions of documents are summaries that do not purport to be complete and are qualified in their entirety by reference to the actual terms and provisions of such documents filed as exhibits hereto.